Exhibit 4.4

EIGHTH SUPPLEMENTAL INDENTURE

EIGHTH SUPPLEMENTAL INDENTURE (this “Eighth Supplemental Indenture”), dated as of January 29, 2021, among Peabody Energy Corporation, a Delaware corporation (the “Company”), and Wilmington Trust, National Association, as trustee under the Indenture referred to below (the “Trustee”). Capitalized terms used herein without definition shall have the meanings assigned to them in the Indenture.

W I T N E S S E T H

WHEREAS, the Company and the Trustee are party to an indenture, dated as of February 15, 2017 (as amended, supplemented or otherwise modified to the date hereof, the “Indenture”), providing for the issuance of 6.000% Senior Secured Notes due 2022 (the “2022 Notes”) and 6.375% Senior Secured Notes due 2025 (the “2025 Notes”);

WHEREAS, on December 24, 2020, the Company commenced (a) an offer to acquire by exchange (the “Exchange Offer”) any and all of the outstanding 2022 Notes for (i) new 10.000% Senior Secured Notes due 2024 to be co-issued by PIC AU Holdings LLC, a Delaware limited liability company and an indirect wholly-owned subsidiary of the Company, and PIC AU Holdings Corporation, a Delaware corporation and an indirect wholly-owned subsidiary of the Company, and (ii) new 8.500% Senior Secured Notes due 2024 to be issued by the Company (the “2024 Notes”), and (b) a related consent solicitation (the “Consent Solicitation”) from each Holder of the 2022 Notes, upon the terms and subject to the conditions set forth in the Confidential Offering Memorandum and Consent Solicitation Statement, dated December 24, 2020, as supplemented by Supplement No. 1 thereto, dated December 31, 2020;

WHEREAS, on January 8, 2021, following receipt of the requisite consents from the Holders of the 2022 Notes pursuant to the Consent Solicitation, the Company and the Trustee entered into the Seventh Supplemental Indenture, which Seventh Supplemental Indenture reflects certain amendments to the Indenture that (i) eliminate substantially all of the restrictive covenants, certain events of default applicable to the 2022 Notes and certain other provisions contained in the Indenture with respect to the 2022 Notes, and (ii) release the Collateral securing the 2022 Notes and eliminate certain other related provisions contained in the Indenture with respect to the 2022 Notes, each as specified in the Seventh Supplemental Indenture;

WHEREAS, on January 29, 2021, in connection with the consummation of the Exchange Offer and the Consent Solicitation, the Company and certain guarantors have entered into an indenture with Wilmington Trust, National Association, as trustee thereunder, providing for the issuance of $195,142,000 aggregate principal amount of 2024 Notes;

WHEREAS, in connection with the consummation of the Exchange Offer and the Consent Solicitation, (a) certain revolving commitments under the Credit Agreement, dated April 3, 2017 (as amended, restated, amended and restated, supplemented or otherwise modified, the “Credit Agreement”), among the Company, as borrower, JPMorgan Chase Bank, N.A., as administrative agent (as successor to Goldman Sachs Bank USA in its capacity as administrative agent), and other lenders party thereto, have been converted into a letter of credit facility pursuant to the Credit Agreement, dated January 29, 2021 (as amended, restated, amended and restated, supplemented or otherwise modified, the “L/C Agreement”), among the Company, as borrower, JPMorgan Chase Bank, N.A., as administrative agent, and other lenders party thereto, and (b) the Credit Agreement has been amended (the “Credit Agreement Amendment”) to permit certain other transactions contemplated in connection with the Exchange Offer and the Consent Solicitation;

WHEREAS, pursuant to Section 9.01(a)(8) of the Indenture, the Company, the Trustee and the Collateral Trustee, as applicable, may amend or supplement the Indenture, the Notes and the other Note Documents without notice to or the consent of any Holder of a Note to make, complete or confirm any grant of Collateral permitted or required by any of the Note Documents;

WHEREAS, in connection with the consummation of the Exchange Offer and the Consent Solicitation, and the Company’s entry into the L/C Agreement and the Credit Agreement Amendment, the Company desires to add additional Collateral in favor of the 2025 Notes (the “Collateral Increase”), such that the Holders of the 2025 Notes, as holders of Priority Lien Obligations along with the holders of other Priority Lien Obligations under the 2024 Notes, the Credit Agreement and the L/C Agreement, will have the benefit of a valid and enforceable perfected Lien on all the Collateral in favor of the Collateral Trustee for the Holders of the 2025 Notes and holders of such other Priority Lien Obligations, to the extent required by, and with the Lien priority required under, the Secured Debt Documents;

WHEREAS, pursuant to Section 9.01(a)(8) of the Indenture, the Trustee is authorized to execute and deliver this Eighth Supplemental Indenture with respect to the 2025 Notes;

WHEREAS, pursuant to Sections 7.02, 9.05, 13.02 and 13.03 of the Indenture, an Officer’s Certificate and an Opinion of Counsel have been delivered to the Trustee, each stating that this Eighth Supplemental Indenture is authorized or permitted by the Indenture, the Collateral Trust Agreement and the other Note Documents, and that all conditions precedent provided for in the Indenture to the execution and delivery of this Eighth Supplemental Indenture have been satisfied;

WHEREAS, the Company has been authorized by a resolution adopted by its Board of Directors to enter into this Eighth Supplemental Indenture with respect to the 2025 Notes; and

WHEREAS, all other acts and proceedings required by law, the Indenture and the Fourth Amended and Restated Certificate of Incorporation and Amended and Restated By-Laws of the Company to execute and deliver this Eighth Supplemental Indenture with respect to the 2025 Notes, in accordance with its terms, have been duly done and performed;

NOW, THEREFORE, concurrent with the settlement of the Exchange Offer and the consummation of the Exchange Offer and the Consent Solicitation, in consideration of the premises and the covenants and agreements contained herein, and for other good and valuable consideration the receipt of which is hereby acknowledged, and for the equal and proportionate benefit of the Holders of the 2025 Notes, the Company and the Trustee hereby agree as follows:

Section 1. Amendments to the Indenture.

(a) Solely with respect to the 2025 Notes, Section 2 of the definition of “Excluded Assets” is amended and restated in its entirety, from and after the date hereof, as follows, with additions shown in bold, underlined text and deletions shown in strikethrough:

“(2) commercial tort claims where the amount of the net proceeds claimed is less than $1~~0~~.0 million;”

(b) Solely with respect to the 2025 Notes, Section 3 of the definition of “Excluded Assets” is amended and restated in its entirety, from and after the date hereof, as follows, with additions shown in bold, underlined text and deletions shown in strikethrough:

“(3) (i) any lease, license or other written agreement or written obligation (each, a “Contract”) and any leased or licensed asset under a Contract or asset financed pursuant to a purchase money financing Contract or Capital Lease Obligation, in each case that is the direct subject of such Contract (so long as such Contract is not entered into for purposes of circumventing or avoiding the collateral requirements of this Indenture), in each case only for so long as the granting of a security interest therein (x) would be prohibited by, cause a default under or result in a breach of such Contract (unless the Company or any Controlled Subsidiary may unilaterally waive it) or would give another Person (other than the Company or any Controlled Subsidiary) a right to terminate or accelerate the obligations under such Contract or to obtain a Lien to secure obligations owing to such Person (other than the Company or any Controlled Subsidiary) under such Contract (in each case, except to the extent any such prohibition is unenforceable after giving effect to applicable anti-assignment provisions of the UCC or other applicable law) or (y) would require obtaining the consent of any Person (other than the Company or any Controlled Subsidiary) or applicable Governmental Authority, except to the extent that such consent has already been obtained (but with respect to any leasehold interest that is Material Real Property, only to extent the applicable Grantor could not obtain the required third party consent after using commercially reasonable efforts to obtain such consent (x) with respect to interests held on the Eighth Amendment Effective Date, for 90 days after the Eighth Amendment Effective Date or (y) with respect to interests acquired after the Eighth Amendment Effective Date, for 90 days after the acquisition thereof); provided that there shall be no requirement to pay any sums to the applicable lessor other than customary legal fees and administrative expenses (it is understood, for avoidance of doubt, that, without limiting the foregoing obligations of the Company set forth in this clause, any failure to grant a security interest in any such leasehold interest as a result of a failure to obtain a consent shall not be a Default hereunder, and, for avoidance of doubt, the Company and its Restricted Subsidiaries shall no longer be required to use commercially reasonable efforts to obtain any such consent after such above-mentioned time period to obtain a consent has elapsed) or such consent is unenforceable or overridden after giving effect to applicable anti-assignment provisions of the UCC or other applicable law or (ii) any asset the granting of a security interest therein in favor of the Secured Parties would be prohibited by any applicable law (other than any organizational document) (except to the extent such prohibition is unenforceable or overriden after giving effect to applicable anti-assignment provisions of the UCC or other applicable law, and in each case in respect of clause (i)

and (ii) above,, other than proceeds thereof, the assignment of which is expressly deemed effective under the UCC notwithstanding such prohibitions),”

(c) Solely with respect to the 2025 Notes, Section 9 of the definition of “Excluded Assets” is amended and restated in its entirety, from and after the date hereof, as follows, with additions shown in bold, underlined text and deletions shown in strikethrough:

“(9) (i) ~~any Equity Interest that is Voting Stock of a first-tier Foreign Subsidiary that or a Foreign Subsidiary Holdco in excess of 65% of the Voting Stock of such Subsidiary,~~ [reserved] (ii) if the Company determines in good faith that a pledge to the Priority Collateral Trustee for the benefit of the Secured Parties of 100% of the Voting Stock of Peabody Investments (Gibraltar) Limited (or any successor thereto) could reasonably result in a material tax liability to the Company or its Subsidiaries, the amount of Voting Stock of such Subsidiary in excess of 65% of such Voting Stock such that there is no such material tax liability, provided that any such Voting Stock is acknowledged as an “Excluded Asset” under the Company’s credit agreement entered into as of January 29, 2021, (~~ii~~iii) any Equity Interests in the Gibraltar Pledgor, Peabody International Investments, Inc., and each other Subsidiary, whether now owned or hereafter acquired, substantially all of the assets of which consists of Equity Interests in the Gibraltar Pledgor and any successor to any of the foregoing, (~~iii~~iv) any Equity Interests of captive insurance subsidiaries and not-for-profit subsidiaries, (~~iv~~v) any Equity Interests in, or assets of, any Securitization Subsidiary (to the extent a pledge of the Equity Interests in such Securitization Subsidiary is prohibited under any Permitted Receivables Financing entered into by such Securitization Subsidiary), (~~v~~vi) margin stock and (~~vi~~vii) any Equity Interests in any Subsidiary that is not wholly-owned by the Company or any Restricted Subsidiary or in a Joint Venture, if the granting of a security interest therein (A) would be prohibited by, cause a default under or result in a breach of, or would give another Person (other than the Company or any Controlled Subsidiary) a right to terminate, under any organizational document, shareholders, joint venture or similar agreement applicable to such Subsidiary or Joint Venture or (B) would require obtaining the consent of any Person (other than the Company or any Controlled Subsidiary), in each case in respect of sub-clauses (A) and (B) of this Section 9, after giving effect to applicable anti-assignment provisions in the UCC or other applicable law; ~~provided that 65% of the voting Equity Interests and 100% of the non-voting Equity Interests in Peabody Investments (Gibraltar) Limited shall not constitute Excluded Assets;~~”

(d) Solely with respect to the 2025 Notes, the definition of “Eighth Amendment Effective Date” is added, from and after the date hereof, as follows:

“Eighth Amendment Effective Date” means January 29, 2021.

(e) Solely with respect to the 2025 Notes, the definition of “Material Real Property” is amended and restated in its entirety, from and after the date hereof, as follows, with additions shown in bold, underlined text and deletions shown in strikethrough:

“Material Real Property” means (a) any ~~fee~~ owned ~~real property~~ Real Property interest held by the Company or any of its Restricted Subsidiaries in an active Mine or any leasehold interest in ~~real property~~ Real Property of the Company or any of its Restricted Subsidiaries in an active Mine, (b) any ~~real property~~ Real Property owned by the Company or any of its Restricted Subsidiaries or in which the Company or any of its Restricted Subsidiaries has a leasehold interest located on a Reserve Area ~~on the Issue Date~~ that has a net book value in excess of ~~$10.0 million (c) any real property acquired or otherwise owned by the Company or any of its Restricted Subsidiaries or in which the Company or any of its Restricted Subsidiaries acquires a leasehold interest after the Issue Date located on a Reserve Area that has a total net book value in excess of $25.0 million and (d) any other fee owned real property~~ $2,500,000, and (c) any other parcel of owned Real Property interest held by the Company or any of its Restricted Subsidiaries (other than the types of property described in clauses (a) ~~through~~and (~~c~~b) above) with a total net book value in excess of $~~10.0million~~2,500,000 as of the date of acquisition of such ~~real property~~ Real Property; provided that Material Real Property shall not include (x) any ~~real property~~ Real Property disclosed to the Trustee prior to the Release Date as a property intended to be sold following the Release Date or (y) any leasehold interests of the Company or any of its Restricted Subsidiaries in commercial ~~real property~~ Real Property constituting offices of the Company and its Subsidiaries; provided further that, any future coal reserve or access to a coal reserve (1) that is ~~fee~~ owned by the Company or any of its Restricted Subsidiaries or in which the Company or any of its Restricted Subsidiaries has a leasehold interest and (2) that is located adjacent to, contiguous with, or in close proximity to, both geographically and geologically (according to reasonable standards used in the mining industry) an active Mine or Reserve Area, may, in the reasonable discretion of the administrative agent under the New Credit Facility (in consultation with the Company), be deemed part of an active Mine or Reserve Area and, as a result, a “Material Real Property” in the future. For purposes of this definition of “Material Real Property,” net book value shall be based on aggregated net book value of tracts that are located adjacent to, contiguous with or in close proximity, both geographically and geologically (according to reasonable standards used in the mining industry), with each other.

(f) The amendments in paragraphs (a), (b), (c), (d) and (e) of this Section 1 apply only as to the 2025 Notes and not as to the 2022 Notes.

Section 2: Creation and Perfection of Certain Security Interests After the Settlement Date

In connection with the Collateral Increase, the Company and the Guarantors agree to do or cause to be done all acts and things that may be required to have all security interests pertaining to the Collateral Increase duly created and enforceable and perfected, to the extent required by the existing security documents, but in no event later than 90 days after January 29, 2021, the settlement date of the Exchange Offer (or such later date as may be agreed to in accordance with that certain Amended and Restated Transaction Support Agreement, dated as of December 31, 2020, by and among, among others, the Company, the Co-Issuers, and the Consenting Noteholders defined therein, as amended, modified or replaced from time to time, as certified to the Trustee by the Company in an Officer’s Certificate). Further, the Company and

the Guarantors agree to use commercially reasonable efforts to obtain any required consents needed in connection with the Collateral Increase no later than 180 days after January 29, 2021.

Section 3. Effect and Operation of Eighth Supplemental Indenture.

This Eighth Supplemental Indenture shall be effective and binding immediately upon its execution and thereupon this Eighth Supplemental Indenture shall form a part of the Indenture for all purposes with respect to the 2025 Notes, and every Holder of a 2025 Note heretofore or hereafter authenticated and delivered under the Indenture shall be bound hereby.

Section 4. Reference to and Effect on the Indenture.

(a) On and after the effective date of this Eighth Supplemental Indenture, each reference in the Indenture to “this Indenture,” “hereunder,” “hereof,” or “herein” shall mean and be a reference to the Indenture as supplemented by this Eighth Supplemental Indenture unless the context otherwise requires, and every Holder of a 2025 Note heretofore or hereafter authenticated and delivered shall be bound hereby.

(b) Except as specifically amended above, the Indenture shall remain in full force and effect and is hereby ratified and confirmed.

Section 5. Construction.

Except as otherwise herein expressly provided or unless the context otherwise requires, the rules of construction set forth in Section 1.03 of the Indenture shall apply to this Eighth Supplemental Indenture mutatis mutandis.

Section 6. Governing Law.

THIS EIGHTH SUPPLEMENTAL INDENTURE AND THE 2025 NOTES SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK.

Section 7. Trustee Disclaimer.

The Trustee shall not be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this Eighth Supplemental Indenture or for or in respect of the recitals contained herein, all of which are made solely by the Company. In acting pursuant to the terms of this Eighth Supplemental Indenture, the Trustee shall be entitled to all of the rights, privileges and immunities of the Trustee set forth in the Indenture, the Collateral Trust Agreement and the other Note Documents, as though fully set forth herein.

Section 8. Counterparts and Method of Execution.

The parties may sign multiple counterparts of this Eighth Supplemental Indenture. Each signed counterpart shall be deemed an original, but all of them together represent one and the same agreement. The exchange of copies of this Eighth Supplemental Indenture and of signature pages by facsimile or PDF transmission shall constitute effective execution and delivery of this instrument as to the parties hereto and may be used in lieu of the original instrument for all purposes. Signatures of the parties hereto transmitted by facsimile or PDF shall be deemed to be their original signatures for all purposes.

Section 9. Headings.

The headings of this Eighth Supplemental Indenture have been inserted for convenience of reference only, are not to be considered a part hereof, and shall in no way modify or restrict any of the terms or provisions hereof.

Section 10. Separability.

Each provision of this Eighth Supplemental Indenture shall be considered separable and if for any reason any provision which is not essential to the effectuation of the basic purpose of this Eighth Supplemental Indenture or the 2025 Notes shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

Section 11. Successors.

All agreements of each of the Company in this Eighth Supplemental Indenture and the 2025 Notes shall bind their respective successors. All agreements of the Trustee and the Company in this Eighth Supplemental Indenture shall bind their respective successors and permitted assigns.

Section 12. Collateral Trustee.

The Collateral Trustee is an express third party beneficiary of this Eighth Supplemental Indenture. In acting pursuant to the terms of this Eighth Supplemental Indenture, the Collateral Trustee shall be entitled to all of the rights, privileges and immunities of the Collateral Trustee set forth in the Indenture, the Collateral Trust Agreement and the other Note Documents, as though fully set forth herein. Notwithstanding anything to the contrary herein, the rights, privileges and immunities of the Collateral Trustee set forth in the Indenture, the Collateral Trust Agreement and the other Note Documents shall survive the effectiveness and operation of this Eighth Supplemental Indenture.

[Signatures are on the following pages.]

IN WITNESS HEREOF, the parties hereto have caused this Eighth Supplemental Indenture to be duly executed and attested, all as of the date first above written.

PEABODY ENERGY CORPORATION

By:	/s/ James A. Tichenor
Name: James A. Tichenor
Title: Vice President and Treasurer

[Signature Page to Eighth Supplemental Indenture]

WILMINGTON TRUST, NATIONAL ASSOCIATION, as Trustee

By:	/s/ Sarah Vilhauer
Name: Sarah Vilhauer
Title: Banking Officer

[Signature Page to Eighth Supplemental Indenture]